UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.
10th Floor B Building
Tian’an Hi-Tech Venture Park
Futian District, Shenzhen
Guangdong 518048, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.
By:	/s/ Dora Li
	Name:	Dora Li
	Title:	Chief Financial Officer

Dated: April 14, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1
Noah Education Enters into Agreement to Acquire Yuanbo Education and Receives Initial Payment for its ELP Business
SHENZHEN, China — April 13, 2011 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or the “Company”), a leading provider of education products and services in China, today announced that it has signed a definitive agreement to acquire an 80% interest in Shanghai Yuanbo Education Information and Consulting Corporation Ltd. (“Yuanbo Education”), a company focused on early childhood education services in the Yangtze Delta region, for a total consideration of RMB102.4 million to be funded by the Company’s current cash reserve. The transaction is expected to close by July 1, 2011, and will be subject to customary closing conditions, including regulatory approvals.
Yuanbo Education operates 16 kindergartens in the economically developed and prosperous Yangtze Delta region under the brand name Qingan. It targets children aged 0-6, and has the competitive advantage of offering world-class courses from Taiwan, Germany, Italy and Canada. Yuanbo Education has a total student enrollment of approximately 4,700 and over 600 staff members. Its management team, which has successfully grown the company since its establishment in 2001, will retain a 20% stake in Yuanbo Education.
Of the RMB102.4 million investment, RMB50 million will be used for expansion. Funded with the fresh capital provided by Noah, Yuanbo Education plans to extend its reach by opening new kindergartens and making acquisitions across the Yangtze Delta region. With revenue of RMB35 million in 2010 for Yuanbo Education, the acquisition is expected to be accretive to Noah’s earnings in the fiscal year ending June 30, 2012.
Mr. Jerry He, Noah’s Chief Executive Officer, said, “This agreement represents another important milestone for Noah as we continue to execute on our proven strategy of expanding within China’s highly fragmented and underpenetrated education services market. I’m delighted to extend our geographical reach to the Yangtze Delta region with the addition of Yuanbo Education to our education services portfolio. As an operator and manager of kindergartens, Yuanbo complements our existing Wentai Education business, which focuses on high-end kindergartens, primary and secondary schools, as well as our Little New Star business, which provides English language training for children aged 3-19. We will continue to leverage the breadth and depth of senior management experience we have in education services, and to build on our successful track record of profitably expanding within this segment.”
“We look forward to growing Yuanbo Education by opening additional kindergartens, while also drawing on our experience with Little New Star and Wentai Education to enhance its operational efficiency. The education services business offers significant growth potential and recurring cash flow, as well as healthy margins. As such, we remain committed to maximizing the potential of all our brands, while simultaneously pursuing additional acquisitions to further strengthen our presence in China’s education services space.”
The Company also announced that on April 12, 2011, it received the U.S. dollar equivalent of RMB40 million from First Win Technologies Ltd. (“First Win”), a company wholly owned by Mr. Benguo Tang, as the first installment of the purchase price for First Win’s acquisition of Noah’s Electronic Learning Products (“ELP”) business and operating assets, in accordance with the acquisition agreement between Noah, First Win and Mr. Tang.

About Noah Education Holdings Ltd.
Noah is a leading provider of education products and services in China. The Company’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, as well as the provision of education services. Noah combines standardized educational content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for children in China. The Company has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah offers education services in China via Shenzhen Wentai Education Industry Development Co., Ltd (“Wentai Education”), a company focused on early childhood, primary and secondary education services, as well as providing English language training for children under the brand Little New Star in its directly owned training centers and franchised training centers. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://www.noahedu.com.cn.
Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.
Contacts:

Noah Education Holdings Ltd. Lea Wu Tel: +86 (755) 8204 3194 Email: wuzy@noahedu.com	Investor Relations (US) Kelly Gawlik Taylor Rafferty Tel: +1 (212) 889-4350 Email: noahedu@taylor-rafferty.com

Investor Relations (Hong Kong) Mahmoud Siddig Taylor Rafferty Tel: +852 3196 3712 Email: noahedu@taylor-rafferty.com